Exhibit 2.3

EXECUTION VERSION

Transaction Agreement AMENDMENT AND Waiver

This Transaction Agreement Amendment and Waiver (this “Amendment and Waiver”) is dated as of December 21, 2016, (i) by and among, for the purposes of Article I, Article III, Article IV and Article V hereof, Rising Health, LLC (f/k/a Romeo Charlie Acquisition I, LLC), a Delaware limited liability company (“Purchaser I”), Acetris Health, LLC (f/k/a Romeo Charlie Acquisition II, LLC), a Delaware limited liability company (“Purchaser II”, and together with Purchaser I, “Purchasers”), and Vimal Kavuru in his capacity as Agent (“Agent”) and (ii) by and between, for the purposes of Article II and Article V hereof, Rising Pharmaceuticals, Inc., a Delaware corporation (“Company”), and Vimal Kavuru in his individual capacity (“Executive”). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Product Purchase Agreement (as defined below); provided, that all capitalized terms used in Article II but not otherwise defined herein shall have the meanings ascribed thereto in the Employment Agreement (as defined below); and provided, further, that all capitalized terms used in Article III but not otherwise defined herein shall have the meanings ascribed thereto in the Administration Services Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to Section 12.2 of that certain Product Purchase Agreement, dated as of November 2, 2016 (as may be amended, restated, or otherwise modified from time to time, the “Product Purchase Agreement”), by and among Cedar Pharma LLC (f/k/a Citron Pharma LLC), a New Jersey limited liability company (“Seller I”), Aster Pharma LLC (f/k/a Lucid Pharma LLC), a New Jersey limited liability company (“Seller II”), Citgen Pharma Holding LLC, a New Jersey limited liability company, Gensource Pharma LLC, a Delaware limited liability company, Sudha Kavuru, an individual, SS Pharma LLC, a New Jersey limited liability company, Shore Pharma LLC, a New Jersey limited liability company, Pharma Reach LLC, a New Jersey limited liability company, Vimal Kavuru, an individual in such capacity, and Subha Sri Thogarchedu, an individual, Aceto Corporation, a New York corporation, Purchaser I, Purchaser II, and Agent, any provision of the Product Purchase Agreement may be amended or waived if in a writing signed by Purchasers and Agent; and

WHEREAS, Purchasers and Agent desire to amend and waive certain provisions of the Product Purchase Agreement as set forth in Article I herein;

WHEREAS, pursuant to Section 10.2 of that certain Employment Agreement, dated as of November 2, 2016 (as may be amended, restated, or otherwise modified from time to time, the “Employment Agreement”), by and between Company and Executive, any provision of the Employment Agreement may be amended if in a writing signed by Company and Executive; and

WHEREAS, Company and Executive desire to amend the Employment Agreement as set forth in Article II herein; and

WHEREAS, pursuant to Section 6.5 of that certain Administration Services Agreement, dated as of November 2, 2016 (as may be amended, restated, or otherwise modified from time to time, the “Administration Services Agreement”), by and among Sellers and Purchasers, any provision of the Administration Services Agreement may be amended or waived if in a writing signed by Purchasers and Agent; and

WHEREAS, Purchasers and Agent desire to amend certain provisions of the Administration Services Agreement as set forth in Article III herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

1.         Amendment to Section 1.6. Section 1.6 of the Product Purchase Agreement is hereby amended and restated in its entirety as follows:

“Consideration; Payments. Subject to any adjustment required by Section 1.13, the aggregate “Purchase Price” payable by Purchasers in consideration for the Purchased Products and Related Assets and the assumption of the Assumed Liabilities shall consist of: (a) a cash payment made at Closing equal to the sum of (i) $270,000,000 (the “Cash Amount”); minus (ii) the amount of any Existing Indebtedness as of the close of business on the Closing Date, as set forth in the Payout Spreadsheet; minus (iii) any Transaction Expenses payable at or after the Closing Date as set forth in the Payout Spreadsheet (such sum of (i) through and including (iii), the “Aggregate Closing Date Cash Payment”, which shall be payable in accordance with Section 1.7 and Section 1.13); plus (b) the Equity Consideration, which shall be payable in accordance with Section 1.8, plus (c) the Earn-Out Amount, if any, which shall be payable in accordance with Section 1.14, plus (d) the Deferred Payment Amount, which shall be payable in accordance with Section 1.15.”

2.         Amendment to Section 1.7(a). Section 1.7(a) of the Product Purchase Agreement is hereby amended and restated in its entirety as follows:

“(a)       Purchasers shall pay to Sellers cash consideration in an aggregate amount equal to the sum of the following (the “Closing Payment”) (subject to adjustment as hereinafter provided in clauses (iv) through (vi)):

(i)          the Cash Amount;

(ii)         minus the aggregate amount of any Existing Indebtedness as of the close of business on the Closing Date, as set forth in the Payout Spreadsheet;

(iii)        minus the aggregate amount of any Transaction Expenses payable at or after the Closing Date, as set forth in the Payout Spreadsheet;

(iv)       minus any amounts required to be included in the Tax Escrow pursuant to Section 7.7(b);

(v)        plus any reimbursement of Sellers by Purchasers pursuant to Section 12.6(b); and

(vi)       minus any reimbursement of Purchasers by Sellers pursuant to Section 12.6(b).”

3.         Inventory Count. Each of the Purchasers and Agent hereby waives the requirement that the Inventory Count be taken and completed on the second Business Day immediately preceding the Closing as set forth in the first sentence of Section 1.9 of the Product Purchase Agreement, and acknowledges and agrees that the Inventory Count occurred on December 14, 2016; provided, however, that this waiver shall in no way relieve Sellers and Purchaser of their respective obligations to deliver the Inventory Acknowledgement at the Closing in accordance with the second sentence of Section 1.9 of the Product Purchase Agreement.

4.         Amendment to Section 1.9. Section 1.9 of the Product Purchase Agreement is hereby amended to add the following sentence at the end of Section 1.9:

“On the day immediately following the Closing Date, Sellers shall deliver to Purchasers a roll-forward analysis, which shall be prepared in accordance with past practices and commercially reasonable procedures, that takes account of any subsequent increase or decrease in Inventory that has been accounted for by the Sellers between the Inventory Count and the close of business on the Closing Date (the “Updated Inventory Count”).”

5.         Amendment to Section 1.11(a)(ii). Section 1.11(a)(ii) of the Product Purchase Agreement is hereby amended and restated in its entirety as follows:

(ii) the Upward Adjustment Amount, as provided in Section 1.13(c)(iii) (or, if applicable, minus the Downward Adjustment Amount, as provided in Section 1.13(c)(ii)), provided that such Downward Adjustment Amount, if any, is not included in the Equity Consideration Reduction, if any);”.

6.         Amendment to Section 1.13. Section 1.13 of the Product Purchase Agreement is hereby amended and restated in its entirety as follows:

“Section 1.13. Purchase Price Adjustments.

(a)        Intentionally Omitted.

(b)        Post-Closing Determination.

(i)        As soon as reasonably practicable, but in no event later than seventy five (75) days after the Closing Date, Purchasers shall deliver to Agent: (A) a statement of specified assets and liabilities of Sellers as of the close of business on the Closing Date, prepared using the methodology set forth in Schedule 1.13(a)(i) and, to the extent not inconsistent with such methodology, in accordance with GAAP, and containing the line items referenced in such Schedule 1.13(a)(i) (the “Closing Statement of Specified Assets and Liabilities”);

(B) a statement in the form attached hereto as Schedule 1.13(a)(ii) (the “Closing Statement”), prepared using the methodology set forth in Schedule 1.13(a)(i) and, to the extent not inconsistent with such methodology, in accordance with GAAP, setting forth Purchasers’ calculation, based on the Closing Statement of Specified Assets and Liabilities, of (1) the amount of Accounts Receivable (the “Closing Accounts Receivable Amount”), including therein, without duplication, Purchasers’ calculation of the Reserves Provision and Rebates and Chargebacks Allowance, (2) the amount of Inventory, but only counting the Inventory in the Updated Inventory Count that meets the conditions set forth in Section 7.24 and that does not have an expiration date within three hundred sixty five (365) calendar days of the Inventory Count (the “Closing Inventory Amount”), (3) the amount of Prepaid Assets (the “Closing Prepaid Assets Amount”), (4) the amount of Trade Payables (the “Closing Trade Payables Amount”), (5) the amount of Accrued Expenses (the “Closing Accrued Expenses Amount”), (6) the aggregate amount of any Indebtedness (the “Closing Indebtedness Amount”) and (7) the aggregate amount of Transaction Expenses (the “Closing Transaction Expense Amount”), in each case, calculated as of the close of business on the Closing Date, with reasonable supporting detail, and (C) a calculation of the Closing Sum, based on the amounts set forth in the Closing Statement.

(ii)        If Agent disagrees with the calculation of the Closing Statement of Specified Assets and Liabilities, the Closing Statement, the Closing Accounts Receivable Amount, including the computation of the Reserves Provision and Rebates and Chargebacks Allowance taken into account in determining the Closing Accounts Receivable Amount, the Closing Inventory Amount, the Closing Prepaid Assets Amount, the Closing Trade Payables Amount, the Closing Accrued Expenses Amount, the Closing Indebtedness Amount, the Closing Transaction Expense Amount or the Closing Sum (collectively, the “Closing Calculations”), Agent may, within thirty (30) days after receipt of the Closing Statement of Specified Assets and Liabilities and the Closing Statement, deliver a notice (an “Objection Notice”) to Purchasers setting forth Agent’s objections in reasonable detail, and Agent’s Closing Calculations, or such portion of the Closing Calculations to which Agent objects, as applicable, with reasonable supporting detail; provided, that the nature of the objections shall only be based on mathematical errors or on the Closing Statement not being calculated in accordance with Section 1.13(b)(i). Any amounts in the Closing Calculations not specifically objected to by Agent in an Objection Notice delivered to Purchasers on or prior to the expiration of the thirty (30) day period referred to above shall be deemed accepted and shall be final and binding on Sellers and Agent. If Agent delivers an Objection Notice on or prior to the expiration of the thirty (30) day period referred to above, Purchasers and Agent shall negotiate in good faith to resolve any disagreements as to the Closing Calculations, but if there is no final resolution with respect to any amounts remaining in dispute (the “Disputed Amounts”) within fifteen (15) days after Purchasers have received the Objection Notice, Purchasers and Agent shall promptly (and in no event more than five (5) days after written request by Purchasers or Agent, as the case may be) retain Marcum LLP or, if that firm is unable or unwilling to so serve, another nationally recognized, independent accounting firm that is independent of Sellers, Members, Purchasers and Parent and that is reasonably acceptable to Purchasers and Agent (the “Accounting Firm”), to resolve any disagreements relating only to the Disputed Amounts, which, in the absence of subsequent written agreement by Purchasers and Agent, shall be the exclusive means of resolving such items in dispute.

(iii)        The Accounting Firm shall act as an expert (and not as an arbitrator) to determine, based solely on presentations by Purchasers and Agent and the supporting documentation referred to below in this Section 1.13(b)(iii), and not by independent review, only the Disputed Amounts and shall be limited to those adjustments, if any, required to be made for the Closing Calculations to comply with the provisions of this Agreement, and shall be instructed to deliver its determination of the Disputed Amounts in writing within thirty (30) days after its engagement. Subject to the foregoing sentence, none of Purchasers, on the one hand, or Agent, on the other hand, or any of their respective Representatives shall have or shall conduct any communication, either written or oral, with the Accounting Firm without the other either being present or receiving a concurrent copy of any written communication. The Accounting Firm shall make a determination with respect to the Disputed Amounts only and in a manner consistent with this Section 1.13 and the methodology set forth in Schedule 1.13(a)(i) and, to the extent not inconsistent with such methodology, in accordance with GAAP, and in no event shall the Accounting Firm assign a value to any item greater than the greatest value for such item claimed by either Party or less than the lowest value for such item claimed by either Party. Purchasers and Agent shall use their commercially reasonable efforts to furnish to the Accounting Firm such work papers and other documents and information pertaining to the Disputed Amounts as the Accounting Firm may reasonably request. Absent manifest error, the determination of the Accounting Firm shall be final, conclusive and binding upon the Parties. The Parties acknowledge and agree that the Accounting Firm’s written determination may be entered and reduced to judgment in any court of competent jurisdiction.

(iv)        The fees, expenses and costs of the Accounting Firm incurred in connection with such dispute, shall be borne by the Parties (or Sellers, in the case of Agent) in proportion to the aggregate amounts by which the sum total of the Disputed Amounts submitted to the Accounting Firm by each such Party (other than any dispute with respect to the Reserves Provision or the Rebates and Chargebacks Allowance) differed from the Accounting Firm’s final determination of the sum total of the Disputed Amounts. The respective fees and expenses of each Party’s legal, financial and accounting advisors incurred in connection with such dispute shall be borne by each such Party.

(c)        Post-Closing Adjustment.

(i)         Once all disputes relating to the Closing Calculations, if any, are or are deemed resolved in accordance with Section 1.13(b), then pursuant to Section 1.13(c)(ii):

(1)        if the sum of the Closing Accounts Receivable Amount plus the Closing Inventory Amount plus the Closing Prepaid Assets Amount minus the Closing Trade Payables Amount minus the Closing Accrued Expenses Amount (in all cases, such amounts to be determined in accordance with Section 1.13(b); such sum, the “Closing Sum”) exceeds $24,500,000, the Purchasers shall be obligated to pay the Sellers the lesser of (x) fifty percent (50%) of such excess and (y) $4,229,665;

(2)        if the Closing Sum is less than $18,500,000, the Sellers shall be obligated to pay the Purchasers the difference between $18,500,000 and the Closing Sum;

(3)        for the avoidance of doubt, if the Closing Sum is equal to or greater than $18,500,000 but not greater than $24,500,000, no payment obligation shall arise pursuant to Section 1.13(c)(i)(1) or Section 1.13(c)(i)(2);

(4)        if the Closing Indebtedness Amount determined in accordance with Section 1.13(b) exceeds the amount of Existing Indebtedness as set forth in the Payout Spreadsheet, the Sellers shall be obligated to pay such excess to the Purchasers; and

(5)        if the Closing Transaction Expense Amount determined in accordance with Section 1.13(b) exceeds the amount of Transaction Expenses as set forth in the Payout Spreadsheet, the Sellers shall be obligated to pay such excess to the Purchasers.

(ii)       If the amounts that Sellers are obligated to pay pursuant to Section 1.13(c)(i) exceed the amounts that Purchasers are obligated to pay pursuant to Section 1.13(c)(i) (such excess, the “Downward Adjustment Amount”), then, unless Parent has notified Agent prior to the payment contemplated by this Section 1.13(c) that it intends to reduce the Equity Consideration or the Deferred Payment Amount pursuant to Section 9.9 within three (3) Business Days after the final determination of the Downward Adjustment Amount, Sellers shall pay, and Members shall take all applicable steps to cause Sellers to pay (including by contributing sufficient capital to Sellers with respect thereto), to Purchasers by wire transfer of immediately available funds in U.S. dollars to the account or accounts designated in writing by Purchasers, the Downward Adjustment Amount.

(iii)      If the amounts that the Purchasers are obligated to pay pursuant to Section 1.13(c)(i) exceed the amounts that Sellers are obligated to pay pursuant to Section 1.13(c)(i), (the amount of such excess, the “Upward Adjustment Amount”), then, within three (3) Business Days after the final determination of the Upward Adjustment Amount, Purchasers shall pay or cause to be paid to each Seller, by wire transfer of immediately available funds in U.S. dollars to the account or accounts designated in writing by Agent, such Seller’s Pro Rata Share of the Upward Adjustment Amount.

(iv)        If the amounts that the Purchasers are obligated to pay pursuant to Section 1.13(c)(i) are equal to the amounts that the Sellers are obligated to pay pursuant to Section 1.13(c)(i), no payment shall be made pursuant to this Section 1.13(c).

(v)        The procedures set forth in this Section 1.13 and the adjustment to the Equity Consideration and the Deferred Payment Amount in Section 9.9 shall be the sole and exclusive method for resolving any Disputed Amounts.

(d)        Access to Information. Each Party shall use its commercially reasonable efforts to provide promptly to the other Parties all information (including relevant Tax records relating to the Business or Purchased Products and Related Assets) and reasonable access (provided, that such access shall be during normal business hours (or at such other time consented to by Parent or Purchasers) and in a manner that does not unreasonably interfere with the normal business operations of such other Parties) to employees and accountants as such other Parties shall reasonably request in connection with the review of the Closing Statement of Specified Assets and Liabilities, the Closing Statement or the Objection Notice (including with respect to all of the calculations of amounts set forth therein), as the case may be, including all work papers of Parent and Purchasers in respect of the Purchased Products and Related Assets and Assumed Liabilities and the accountants who audited, compiled or reviewed such statements or notices (subject to Sellers and their representatives executing a customary non-reliance agreement if required by Purchasers’ or Parent’s accountants in connection herewith), and shall otherwise cooperate in good faith with such other Parties to arrive at a final determination of the Closing Statement of Specified Assets and Liabilities and the Closing Statement.”

7.        Amendment to Section 7.9. Section 7.9 of the Product Purchase Agreement is hereby amended and restated in its entirety as follows:

Section 7.9.      Employees.

(a)        From the date hereof and through the Closing, and for ten (10) days thereafter, Sellers shall provide Parent, Purchasers and their respective Affiliates and Representatives with reasonable access during normal business hours to the employees of Sellers, their Affiliates and Subsidiaries and the Books and Records relating to such employees, for the purpose of evaluating to which employees, if any, Purchasers and their Affiliates may desire to offer employment as of or following the close of business on the Closing Date pursuant to this Section 7.9(a). Sellers, Members and their respective Affiliates and Subsidiaries shall reasonably cooperate with, and provide reasonable assistance to, Purchasers, Parent and their respective Affiliates and Representatives to enable them to make such evaluations. No later than ten (10) days following the Closing Date, Purchasers shall deliver to Sellers a list of Sellers’ employees to whom either Purchaser (or an Affiliate of either Purchaser) intends to offer employment and the effective date of such employment (the date each such employee commences employment with either Purchaser (or an Affiliate of either Purchaser) shall be such employee’s “Hire Date”); provided, that no proposed effective date will be later than February 1, 2017. Those of Sellers’ employees who receive and accept either Purchaser’s (or any such Affiliate’s) offer of employment and report to work for active duty with such Purchaser (or any such Affiliate) following the Closing are collectively referred to herein as the “Hired Employees.” To the extent not prohibited by applicable Law, each Seller shall terminate the employment of each such Hired Employee effective immediately prior to such Hired Employee’s Hire Date. Within fifteen (15) days after each Hired Employee’s Hire Date each Seller shall cause to be discharged, satisfied and paid in full to such Hired Employee an amount equal to (i) all Liabilities associated with any severance obligations owed to such Hired Employee pursuant to any Employee Benefit Plan, including any employment agreement, offer letter or compensation arrangement or applicable Law, and (ii) any other amounts such employees may be entitled to receive as the result of employment termination, including accrued wages, accrued and unused vacation and other paid time off and accrued bonuses, if any, through the Hire Date. Each Seller shall, effective as of immediately prior to each Hired Employee’s Hire Date, release the applicable Hired Employee from and, if requested by Purchasers, assign to Purchasers or an Affiliate of Purchasers its rights under any non-competition, non-solicitation, confidentiality and similar restrictive covenants or agreements and any assignment of inventions agreements previously entered into between such Seller and such Hired Employee. Each Seller shall deliver to Purchasers, at or before each Hired Employee’s Hire Date, written evidence, in form and substance satisfactory to Purchasers, of the release and assignment described in the immediately preceding sentence. Nothing herein shall confer upon any Hired Employee any right to be employed by either Purchaser or any Affiliate of either Purchaser for any specified period of time following the Closing Date or in any way limit Purchasers’ or any of their Affiliates’ right to terminate the employment of any Hired Employee at any time following the Closing Date for any reason (or no reason).

(b)        Purchasers (or an applicable Affiliate) shall provide each Hired Employee, until the first anniversary of the Closing Date, total annual compensation which is no less favorable than the total annual compensation in effect with respect to such Hired Employees immediately prior to the Closing Date. To the extent that any filings are required with the USCIS with respect to any Hired Employees on H1 or Practical Training Visas, the Parties agree that such Hired Employees will remain on the applicable Seller’s payroll for such transitionary period, and Sellers will invoice Purchasers for such services.

(c)        With respect to any Employee Benefit Plan, Sellers shall take any necessary actions to cause, as of the close of business on each Hired Employee’s Hire Date, such Hired Employees and their eligible spouses, dependents, and beneficiaries who are covered under such Employee Benefit Plan to cease coverage under such Employee Benefit Plan. Each Seller shall, at its own expense, terminate each Hired Employee’s participation under each Employee Benefit Plan immediately prior to such Hired Employee’s Hire Date, and take such further actions after such Hire Date as may be necessary, appropriate or advisable to distribute all benefits accrued or payable thereunder and to otherwise satisfy all obligations arising thereunder, in each case, with respect to the Hired Employees.

(d)        From and after the close of business on each Hired Employee’s Hire Date, Purchasers (or an applicable Affiliate) shall use commercially reasonable efforts to give each Hired Employee full credit for vesting and eligibility purposes (but not for benefit accrual purposes, except vacation, if applicable) under any “employee benefit plan” (as defined in Section 3(3) of ERISA) (excluding both any post-retirement health or other welfare plans or programs and any equity compensation arrangements maintained by Purchasers or any of their Affiliates) provided, sponsored, maintained or contributed to by Purchasers (or an applicable Affiliate) in which such Hired Employee will participate effective as of the close of business on such Hired Employee’s Hire Date (collectively, the “Purchaser Benefit Plans”), for such Hired Employee’s service with Sellers to the extent recognized by Sellers under the corresponding Employee Benefit Plan, except to the extent that (i) such credit would result in the duplication of benefits for the same period of service, or (ii) such service is with respect to a newly-established Purchaser Benefit Plan for which similarly-situated employees of Purchasers or their Affiliates do not receive past service credit.

(e)        Purchasers (or an applicable Affiliate) shall use commercially reasonable efforts to waive for each Hired Employee, and his or her dependents, any waiting period provision, pre-existing condition limitation, and actively-at-work requirements under Purchaser Benefit Plans that are “employee welfare benefit plans” within the meaning of Section 3(1) of ERISA (collectively, the “Purchaser Welfare Plans”). Purchasers (or an applicable Affiliate) shall use commercially reasonable efforts to give full credit under the Purchaser Welfare Plans for all co-payments made and deductibles satisfied prior to a Hired Employee’s Hire Date in the same plan year as such Hire Date. Claims incurred by a Hired Employee with respect to any welfare benefit plan following the close of business on such Hired Employee’s Hire Date shall be the responsibility of the applicable Purchaser Welfare Plan, subject to the terms and conditions of such Purchaser Welfare Plan. Claims incurred with respect to any welfare benefit plan for Hired Employees rendered prior to close of business on such Hired Employee’s Hire Date shall be the responsibility of the welfare benefit plan of the Seller which covered such employees prior to close of business on such Hire Date.

(f)        This Section 7.9 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.9, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.9. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.

8.        Amendment to Section 7.11(b). Section 7.11(b) of the Product Purchase Agreement is hereby amended to delete the clause “at least five (5) Business Days prior to the Closing Date” and replace it with “on or before the Closing Date”.

9.        Amendment to Section 7.20. Section 7.20 of the Product Purchase Agreement is hereby amended to delete the clause “on or before December 7, 2016 (but in all events at least five (5) Business Days before Closing)” and replace it with “on or before the Closing Date”.

10.        Amendment to Section 7.21. Section 7.21 of the Product Purchase Agreement is hereby amended to delete the clause “as soon as practicable but not later than five (5) Business Days prior to the Closing Date” and replace it with “on or before the Closing Date”.

11.        Amendment to Section 9.4(f). Section 9.4(f)(ii) of the Product Purchase Agreement is hereby amended to delete the term “Adjusted Closing Payment Amount” and replace it with “Closing Sum”.

12.        Amendment to Section 9.9. The reference to Section 1.13(c)(i) in the first sentence of each of Section 9.9(a) and Section 9.9(b) of the Product Purchase Agreement is hereby deleted and replaced with “Section 1.13(c)(ii)”.

13.        Amendment to Section 12.14(g). Section 12.14(g) of the Product Purchase Agreement is hereby amended to delete the clause “the Estimated Statement of Specified Assets and Liabilities,”.

14.        Amendment to Appendix A. Appendix A to the Product Purchase Agreement is hereby amended and restated in its entirety as set forth in Appendix A hereto.

15.        Amendment to Schedule 1.1(a). Schedule 1.1(a) to the Product Purchase Agreement under the caption “Citron Pharma LLC” is hereby amended to include the following Contract:

“Supply Agreement, effective November 4, 2016, between Citron Pharma LLC and Aurobindo Pharma Limited.”

16.        Amendment to Schedule 1.13(a)(ii). Schedule 1.13(a)(ii) to the Product Purchase Agreement is hereby amended and restated in its entirety as set forth in Appendix B hereto.

ARTICLE II

1.         Amendment to Fifth Recital. The fifth recital of the Employment Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, Company desires to hire Executive to serve as a member of the Executive Committee of Company in accordance with the terms and conditions of this Agreement, effective upon the Closing provided for under the Product Purchase Agreement (the “Effective Time);”.

2.         Amendment to Sixth Recital. The sixth recital of the Employment Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, Executive desires to serve as a member of the Executive Committee of Company in accordance with the terms and conditions of this Agreement, effective as of the Effective Time; and”.

3.        Amendment to Section 2.1. The first sentence of Section 2.1 of the Employment Agreement is hereby amended and restated in its entirety as follows:

“During the Term, Executive will be employed as a member of the Executive Committee of Company and shall have the duties and responsibilities assigned by Company from time to time consistent with that position and consistent with the position of a senior executive.”.

4.        No Diminution. Executive and Company acknowledge and agree that neither the amendment set forth in Section 3 of this Article III above, nor Executive’s service as a member of the Executive Committee of Company, rather than President of the Company, by itself, constitutes any diminution in Executive's authority, duties, or responsibilities for any purpose, including, but not limited to, for purposes of the definition of “Good Reason” set forth in Section 7.2 of the Employment Agreement, and Executive hereby irrevocably waives any claim that Executive’s offer and acceptance of employment as member of the Executive Committee of Company, rather than President of Company, by itself, constitutes Good Reason.

ARTICLE III

1.        Amendment to Fifth Recital. The fifth recital of the Administration Services Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, to the extent that Sellers have responsibility hereunder for payments associated with Returns, Chargebacks, Commercial Rebates and Medicaid and Other Government Rebates, Sellers shall be credited for having made such payments in accordance with Section 5 of this Agreement (i) with respect to Returns, to the extent of the provision for reserves recorded as an adjustment to accounts receivable in the Closing Statement of Specified Assets and Liabilities (the “Reserves Provision”), (ii) with respect to Chargebacks and Commercial Rebates, to the extent included in the allowance for returns, pricing adjustments and promotional allowances recorded as an adjustment to accounts receivable in the Closing Statement of Specified Assets and Liabilities (the “Rebates and Chargebacks Allowance”) and (iii) with respect to Medicaid and Other Government Rebates, in the amount of $4,500,000 (the “Special Government Rebate Reserve”); and”.

ARTICLE IV

1.        No Condition Failure Notification. The Purchasers and Agent agree, on behalf of all Parties, that the notice given on behalf of the Sellers on or about December 15, 2016, pursuant to Section 7.19 of the Product Purchase Agreement, in respect of the Connecticut AG Civil Action (as defined below) constituted a notice under Section 7.19(a)(d) of the Product Purchase Agreement, and was not intended to, and did not, constitute a Condition Failure Notification under Section 7.19(b). For the avoidance of doubt, such notice shall in no way be deemed a waiver, or otherwise diminish the entitlement, of the Purchaser Indemnified Parties’ rights to indemnification under the Product Purchase Agreement.

2.        For purposes hereof, the “Connecticut AG Civil Action” refers to the following Proceeding:  The States of Connecticut, Delaware, Florida, Hawaii, Idaho, Iowa,

Kansas, The Commonwealth of Kentucky, the States of Louisiana, Maine, Maryland, The Commonwealth of Massachusetts, The States of Minnesota, Nevada, New York, North Dakota, Ohio, The Commonwealth of Pennsylvania, The Commonwealth of Virginia and the State of Washington v. Aurobindo Pharma USA, Inc; Citron Pharma LLC; Heritage Pharmaceuticals, Inc.; Mayne Pharma (USA), Inc.; Mylan Pharmaceuticals, Inc; Teva Pharmaceuticals, Inc., filed in the United States District Court, District of Connecticut on December 14, 2016.

ARTICLE V

1.         Miscellaneous.

(a)        Except as expressly provided herein, (i) the Product Purchase Agreement, the Employment Agreement and the Administration Services Agreement shall remain unchanged and in full force and effect, and (ii) this Amendment and Waiver shall not constitute an amendment or waiver by (x) the Purchasers or Agent of any other term of the Product Purchase Agreement, or any right, power, or remedy of any party to the Product Purchase Agreement, (y) by Company or Executive of any other term of the Employment Agreement, or any right, power, or remedy of any party to the Employment Agreement or (z) the Purchasers or Agent of any other term of the Administration Services Agreement, or any right, power, or remedy of any party to the Administration Services Agreement.

(b)        There are no oral agreements or understandings with respect to or affecting this Amendment and Waiver and, except as expressly provided herein, this Amendment and Waiver constitutes the entire agreement between the parties regarding the subject matter hereof.

(c)        This Amendment and Waiver shall not be amended, supplemented or otherwise modified or any rights or obligations hereunder waived, except by a written instrument executed and delivered by the parties hereto.

(d)        This Amendment and Waiver and its negotiation, execution, performance or non-performance, interpretation, construction and all Proceedings that may be based upon, arise out of, or relate to this Amendment and Waiver, or the transactions contemplated hereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York regardless of Laws that might otherwise govern under any applicable conflict of Laws principles.

(e)        This Amendment and Waiver may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, portable document format (.pdf) or otherwise) to the other party, it being understood that the parties need not sign the same counterpart.

(f)        All references to each of the Ancillary Agreements in the Product Purchase Agreement and in each Ancillary Agreement itself shall include the Product Purchase Agreement, the Employment Agreement and the Administration Services Agreement, as

amended hereby, and as may be further amended from time to time in accordance with the terms hereof and thereof.

(g)        In the event that a party hereto reasonably determines subsequent to the date hereof that (i) in making the amendments, waivers and other changes to the Product Purchase Agreement, Employment Agreement and Administration Services Agreement reflected herein, the parties inadvertently failed to amend one or more other provisions of the Product Purchase Agreement, Employment Agreement or Administration Services Agreement, or the Ancillary Agreements, and (ii) had the parties hereto considered such additional amendments at the time this Amendment and Waiver was executed, their inclusion herein would not have been controversial, the parties hereto shall negotiate in good faith to determine whether such other amendments should be made.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties have executed or caused this Amendment and Waiver to be executed as of the date first written above.

(Solely with respect to Articles I, III, IV and V)

PURCHASERS:

RISING HEALTH, LLC

By:	/s/ Salvatore J. Guccione___
Name: Salvatore J. Guccione
Title: Chief Executive Officer

ACETRIS HEALTH, LLC

By:	/s/ Salvatore J. Guccione____
Name: Salvatore J. Guccione
Title: Chief Executive Officer

AGENT:

VIMAL KAVURU

/s/ Vimal Kavuru
Vimal Kavuru

[Signature Page to Transaction Agreement Amendment and Waiver]

(Solely with respect to Articles II and V)

COMPANY:

RISING PHARMACEUTICALS, INC.

By:	/s/ Salvatore J. Guccione______
Name: Salvatore J. Guccione
Title: Chief Executive Officer

EXECUTIVE:

VIMAL KAVURU

/s/ Vimal Kavuru
Vimal Kavuru

[Signature Page to Transaction Agreement Amendment and Waiver]

Appendix A

Defined Terms in the Product Purchase Agreement

(see attached)

Appendix A

Defined Terms

General. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“2015 Quarterly Financial Statements” shall have the meaning set forth in Section 3.16.

“AAA” has the meaning set forth in Section 7.19(b).

“Acceleration Request” shall have the meaning set forth in Section 1.8(d).

“Accounting Firm” shall have the meaning set forth in Section 1.13(b)(ii).

“Accounts Receivable” shall have the meaning set forth in Section 3.19.

“Accrued Expenses” means expenses that have been incurred, but for which there is not yet any disbursement in the Books and Records of the applicable Seller.

“Acquisition Proposal” shall have the meaning set forth in Section 7.13(c).

“Additional Reviewed Statements” shall have the meaning set forth in Section 7.20.

“Adjusted Gross Profit” means: (i) Net Sales; minus (ii) Product Cost; minus (iii) Partner Profit Split.

“Administration Services Agreement” shall have the meaning set forth in the recitals.

“Adverse Legal Change” shall have the meaning set forth in Section 1.8(d).

“Adverse Tax Change” shall have the meaning set forth in Section 1.8(d).

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. “Affiliate” also includes any “associate” of a Person (as such term is defined in the Securities Act). For purposes of clarity, none of Sellers or Members shall be deemed to be Affiliates of Parent or Purchasers by virtue of this Agreement, any service on the board of directors of Parent or ownership of any Parent Shares.

“Agent” shall have the meaning set forth in the preamble.

“Aggregate Closing Date Cash Payment” shall have the meaning set forth in Section 1.6.

“Agreement” means this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” means, collectively, each other agreement, document, instrument and/or certificate contemplated by this Agreement to be executed by Parent, Purchasers or a Seller or Member, or as applicable, Agent, in connection with the transactions contemplated hereby, including the Trademark Assignment Agreement, the Assignment and Assumption Agreement, the Bill of Sale, the Subordination Agreement and the Signing Agreements.

“ANDA” means an Abbreviated New Drug Application as defined in the FDCA.

“Applicable Tax Allocation Statement” shall have the meaning set forth in Section 1.11(b).

“Assignment and Assumption Agreement” means an assignment and assumption agreement in the form of Exhibit F attached hereto.

“Assumed Contracts” means the Contracts set forth in Schedule 1.1(a), together with any comparable agreement entered into by either Seller following the date hereof and prior to the Closing in accordance with the terms of this Agreement.

“Assumed Liability” shall have the meaning set forth in Section 1.4.

“Audited Financial Statements” shall have the meaning set forth in Section 3.16.

“Balance Sheet” means the balance sheet for each Seller as of and for the quarterly period ended on the Balance Sheet Date.

“Balance Sheet Date” means June 30, 2016.

“Beneficial Rights” shall have the meaning set forth in Section 1.2.

“Bill of Sale” means an assignment and bill of sale in the form of Exhibit G attached hereto.

“Books and Records” means all of the following, but only to the extent Related to the Business: (a) books, records, documents, invoices, inventory records, product specifications, customer lists, cost and pricing information, physician lists, supplier lists, business plans, catalogs, customer literature, quality control records and manuals and credit records of customers; (b) research, design and development files, engineering drawings, records and laboratory books (including raw data, technical data, pharmacology data, pharmacovigilance data, chemistry and pharmaceutical data relating to drug substance and drug product (including analytical and product characterization data) and toxicology data) and stability and clinical studies; (c) data relevant to the manufacturing of each of the Products; (d) Regulatory

Documentation; (e) Registration Information; and (f) Promotional Materials (including all data and other information stored on discs, tapes or other media); provided, that “Books and Records” does not include any records related or attributable to (i) Taxes or Tax Returns of a Seller if such records are related or attributable solely to a Seller’s (or its Members’) income Tax liability (and, for the avoidance of doubt, are not sales Tax Returns or other records relating or attributable solely to Taxes Related to the Business), (ii) Excluded Assets, or (iii) Retained Liabilities.

“Branded Products Business” means the branded products business as conducted by Seller I and its Affiliates.

“Business” means the developing, commercializing, using, Labeling, packaging, marketing, promoting, storage, importing, investigating, contemplating developing, transporting, selling and distributing the Products as conducted by Sellers, but excluding in any event the Branded Products Business and the Veterinary Products Business (provided that the Business shall expressly include any development, commercialization, use, Labeling, packaging, marketing, promotion, storage, importation, investigation, contemplation, transport, sale and distribution of any Products which have one or more veterinary applications and one or more non-veterinary applications).

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are authorized or obligated by applicable Law or executive order to close.

“Citgen” shall have the meaning set forth in the recitals.

“Cash Amount” shall have the meaning set forth in Section 1.6.

“Cash and Cash Equivalents” means all cash on hand, cash in bank accounts, certificates of deposit, commercial paper, treasury bills and notes, marketable securities and other cash equivalents of Sellers, and all other items included as cash or cash equivalents in the Financial Statements.

“CIM Information” shall have the meaning ascribed to such term in the definition of Marketing Period.

“Claim Notice” shall have the meaning set forth in Section 9.6(a).

“Claimant” shall have the meaning set forth in Section 9.6(a).

“Closing” means the closing of the transactions contemplated by this Agreement pursuant to the terms of this Agreement.

“Closing Accounts Receivable Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Accrued Expenses Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Calculations” shall have the meaning set forth in Section 1.13(b)(ii).

“Closing Cash Contribution” means the Closing Payment and any amounts payable pursuant to Section 1.7 and any fees and expenses incurred by Parent and Purchasers in connection with the transactions contemplated by this Agreement, in each case, to the extent not funded from the proceeds of the Financing or the existing revolver on the date hereof.

“Closing Date” shall have the meaning set forth in Section 2.1(a).

“Closing Indebtedness Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Inventory Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Payment” shall have the meaning set forth in Section 1.7(a).

“Closing Prepaid Assets Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Statement” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Statement of Specified Assets and Liabilities” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Sum” shall have the meaning set forth in Section 1.13(c)(i)(1).

“Closing Trade Payables Amount” shall have the meaning set forth in Section 1.13(b)(i).

“Closing Transaction Expense Amount” shall have the meaning set forth in Section 1.13(b)(i).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Rebates” shall have the meaning ascribed to such term in the Administration Services Agreement.

“Commitment Letter” shall have the meaning set forth in Section 6.10(a).

“Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Competition Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws, each as amended from time-to-time, that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, after giving effect to all supplements or updates thereto, (a) the Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case, with respect to any of the Sellers, Members or the Business, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information were made, not materially misleading, (b) no audit opinion with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified, and (c) the financial statements and other financial information (other than any projections, budgets, forecasts, other forward looking information and information of an industry specific nature) included in the Required Information (x) are sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, reasonably acceptable to Parent, Purchasers and the Financing Sources, and consent letters required by applicable United States securities Laws and such auditors have confirmed they are prepared to and if requested will issue such comfort letters and consent letters on any pricing dates, prospectus filing dates and closing dates relating to the Financing and any other offering of securities by Purchasers and/or any of their Affiliates occurring during the Marketing Period, and (y) have been prepared in accordance with GAAP, and (z) present fairly in all material respects the financial condition of the Sellers for the periods covered thereby (in each case of clauses (y) and (z), subject in the case of unaudited financial statements to (x) the absence of footnote disclosure and other presentation items, and (y) changes resulting from normal year-end adjustments).

“Condition Failure Notification” has the meaning set forth in Section 7.19(b).

“Confidentiality Agreement” means the Mutual Confidentiality and Non-Disclosure Agreement by and between Seller I, Seller II and Parent, dated December 4, 2015, as amended or supplemented from time to time.

“Contract” means any binding written or oral contract, agreement, arrangement, commitment, franchise, indenture, lease, license, note, bond or mortgage.

“Copyright Rights” means all rights, anywhere in the world, in or to published and unpublished works of authorship, whether copyrightable or not (including software, data, databases and other compilations of information), copyrights, copyright registrations and applications, and renewals, extensions, restorations and reversions thereof.

“Covenant Parties” means Sellers, Members and Ashok Mayya.

“Creator” shall have the meaning set forth in Section 3.12(i).

“Declaration” shall have the meaning set forth in Section 7.7(b).

“Default Rate” means eight percent (8%) per annum.

“Deferred Payment Amount” shall have the meaning set forth in Section 1.15.

“Deferred Payment Amount Reduction” shall have the meaning set forth in Section 9.9(b).

“Deferred Payment Date” shall have the meaning set forth in Section 1.15.

“Deferred Payment Default” means any of the following events: (a) failure of the Purchasers to pay to Sellers on the Interest Payment Date therefor, any interest payable pursuant to Section 1.15; (b) failure of the Purchasers to pay to Sellers the Deferred Payment Amount on the Deferred Payment Date; or (c) with respect to the amount of any Pending Claim retained by Purchasers past the Deferred Payment Date, if any, the failure of Purchasers to pay to Sellers such portion of the Deferred Payment Amount due to Sellers, if any, no later than five (5) days after the Final Determination of such Pending Claim.

“Definitive Agreements” shall have the meaning set forth in Section 7.10(a).

“Department” shall have the meaning set forth in Section 7.7(b).

“Development Costs” means the costs and expenses incurred by Parent and/or Purchasers, or any of their respective Affiliates, in connection with any research and development activities related to the development of any Earn-Out Product through preclinical and clinical stages, including costs of studies on the toxicological, pharmacokinetical, metabolical or clinical aspects of such Earn-Out Product, whether conducted internally or by external investigators, including the cost of clinical supplies used in connection therewith, and the preparation of applications and materials to be submitted to regulatory authorities in connection with obtaining, maintaining and/or expanding marketing approval of such product, regulatory and validation activities for manufacturing plant and product, including GMP certification, process development, process improvement and scale-up and recovery costs, qualification lots, costs for preparing, submitting, reviewing or developing data or information for the purpose of submission to a Governmental Authority to obtain, maintain and/or expand marketing approval of such product. Development Costs shall be determined in a manner consistent with Parent’s standard cost accounting practices as generally applied in its pharmaceutical business.

“Direct Members” shall have the meaning set forth in the preamble.

“Disclosure Schedule” shall have the meaning set forth in ARTICLE III.

“Discontinuation Period” shall have the meaning set forth in Section 7.25.

“Disputed Amounts” shall have the meaning set forth in Section 1.13(b)(ii).

“Distribution Activities” shall have the meaning set forth in Section 7.15(d).

“Downward Adjustment Amount” shall have the meaning set forth in Section 1.13(c)(ii).

“Earn-Out Amount” shall have the meaning set forth in Section 1.14(a).

“Earn-Out End Date” shall have the meaning set forth in Section 1.14(a).

“Earn-Out Objection Notice” shall have the meaning set forth in Section 1.14(b).

“Earn-Out Payment” shall have the meaning set forth in Section 1.14(a).

“Earn-Out Product” shall have the meaning set forth in Section 1.14(a).

“Earn-Out Statement” shall have the meaning set forth in Section 1.14(b).

“Eligibility Event” means any of the following: (a) the breach by Vimal Kavuru of any provision of the Restrictive Covenants Agreement; (b) following the expiration of the “Restricted Period” (as defined in the Restrictive Covenants Agreement), Vimal Kavuru (or one or more of his Affiliates) acquires any product, or proprietary or confidential process that is competitive (in field of use or otherwise) with any product, or proprietary or confidential process that Parent and/or Purchasers is investigating or contemplating developing, manufacturing, distributing, marketing or selling at or after the time of such acquisition; (c) Vimal Kavuru is terminated for “cause” or resigns without “good reason” (each as defined in Vimal Kavuru’s Employment Agreement); (d) Vimal Kavuru resigns from the Parent Board or refuses to stand for election or reelection to the Parent Board; (e) the failure of Vimal Kavuru to be elected to the Parent Board by the stockholders of Parent after being nominated for such position by a committee of the Parent Board or by the Parent Board; or (f) the occurrence of a Parent Change of Control Event.

“Employee Benefit Plans” means: (a) “employee benefit plans,” as such term is defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated; (b) personnel policies; and (c) fringe or other benefit, employment, consulting, or other compensation plans, policies, programs, agreements and arrangements, whether or not subject to ERISA, whether or not funded and whether or not terminated, including stock bonus or other equity compensation, deferred compensation, pension, severance, retention, change of control, bonus, vacation, travel, incentive and health, disability and welfare plans, policies, programs or arrangements.

“Employment Agreement” shall have the meaning set forth in the recitals.

“Environmental Laws” means all Governmental Orders and Laws relating to environmental protection, pollution, and/or the identification, transportation, handling, discharge, emission, treatment, storage, or disposal of any Hazardous Materials. Without limiting the generality of the foregoing, Environmental Laws shall include the Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), 42 U.S.C. § 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601

et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; ISRA, N.J.S.A. 13:1k-6 et seq.; the New Jersey Site Remediation Reform Act, N.J.S.A. 58:10C-1 et seq.; the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10-23.11 et seq.; the New Jersey Water Pollution Control Act, N.J.S.A. 58:10A-1 et seq.; the New Jersey Air Pollution Control Act, N.J.S.A. 26:2C-1 et seq.; the New Jersey Solid Waste Management Act, N.J.S.A. 13:1E-1 et seq.; the New Jersey Underground Storage of Hazardous Substances Act, N.J.S.A. 58:10A-21 et seq.; and the New Jersey Brownfield and Contaminated Site Remediation Act, N.J.S.A. 58:10B-1.1 et seq., each as amended, together with the regulations promulgated and guidance issued thereunder.

“Environmental Liabilities” means a Liability arising under Environmental Law.

“Environmental Permits” shall have the meaning set forth in Section 3.23(a).

“Equity Consideration” shall have the meaning set forth in Section 1.8(a).

“Equity Consideration Reduction” shall have the meaning set forth in Section 9.9(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is or could be or at any relevant time was or could have been treated as a single employer with any Seller under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” shall have the meaning set forth in Section 1.3.

“Excluded Claim” or “Excluded Claims” shall have the meaning set forth in Section 9.4(c).

“Excluded Contracts” means all Contracts of Sellers and their Affiliates, including the Contracts set forth in Schedule 1.1(b), but excluding any Assumed Contracts.

“Excluded Taxes” shall have the meaning set forth in Section 1.5(f).

“Existing Indebtedness” means all Indebtedness of Sellers affecting, or otherwise secured by, the Purchased Products and Related Assets, including the Indebtedness set forth in Schedule 1.1(c).

“Extension Date” shall have the meaning set forth in Section 7.19(b).

“family member” or “familial relationship” means, with respect to a natural person, his or her spouse, child (natural or adopted), or any other direct lineal descendant of such natural person (or his or her spouse).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the U.S. Food and Drug Administration or a successor thereto.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended.

“Final Determination” shall have the meaning set forth in Section 9.6(b).

“Financial Statements” shall have the meaning set forth in Section 3.16.

“Financing” shall have the meaning set forth in Section 6.10(a).

“Financing Failure” means a refusal or other failure on the part of any Financing Source, or on the part of any other Person obligated or expected at any time to provide a portion of the Financing, to provide all or a portion of such Financing, as a result of, or in connection with, (a) the occurrence of a “Target Material Adverse Effect” (as defined in the Commitment Letter), (b) any event, state of facts, occurrence, non-occurrence, circumstance, development or change, individually or in combination with any other event, state of facts, occurrence, non-occurrence, circumstance, development or change, relating to one or more of the Sellers, Members or their respective Affiliates that is material and adverse to any of them, or any action, inaction or omission by or relating to one or more of Sellers, Members or their respective Affiliates that is material and adverse to any of them, (c) the occurrence of a Force Majeure Event, (d) the failure of the Sellers to timely provide their financial information required by paragraph 6 of Exhibit C of the Commitment Letter, (e) the failure of the condition (for the avoidance of doubt, subject to the Limited Conditionality Provision as defined in the Commitment Letter) set forth in paragraph 8 of Exhibit C to the Commitment Letter, or (f) Sellers’, Members’ or their respective Affiliates’ failure to timely provide the documentation and other information required by paragraph 12 of Exhibit C to the Commitment Letter.

“Financing Source” means each Person (including each agent and arranger) (other than Purchasers or any of their Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing in connection with the transactions contemplated hereby, including the Commitment Letter and the fee letters contemplated therein and all engagement letters, underwriting or agency agreements, purchase agreements, credit agreements, loan agreements or indentures relating thereto, together with each Affiliate thereof and each Representative of each such Person or Affiliate and their respective successors and assigns.

“First Issuance Date” shall have the meaning set forth in Section 1.8(b).

“First Month End Date” shall have the meaning set forth in Section 1.14(a).

“Force Majeure Event” means any of the following events: (a) any material and adverse change in the U.S. economy or securities or financial markets or change in general political or economic conditions that results in a disruption (other than a short term disruption) in the U.S. capital markets; (b) the commencement, occurrence, continuation or intensification or reduction or cessation of any war (whether or not declared), sabotage, armed hostilities or acts or threats of terrorism; (c) earthquakes, hurricanes or other natural disasters, epidemics or other outbreaks of disease; (d) action by any Governmental Authority that either temporarily or permanently delays, impedes, impairs, prohibits or makes impracticable the consummation of the Financing; or (e) any regional, U.S., foreign, or global emergency; and such event materially delays, impedes, impairs, prohibits or makes impracticable the consummation of the Financing.

“Foreign International Trade Law” means foreign Laws: (a) to the extent governing the import or export of commodities, software or technology into any country or from any country in which the Business is conducted and the payment of required duties and tariffs in connection with same; and (b) to the extent that compliance with such Laws is permissible under U.S. Laws.

“Form C-9600” shall have the meaning set forth in Section 7.7(b).

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its certificate of limited partnership and limited partnership agreement and the “Governing Documents” of a limited liability company are its certificate of formation and operating agreement or the equivalents of the foregoing if titled differently in a given jurisdiction. Governing Documents also shall include all Contracts between one or more owners of a Person (other than an individual) which relate to their ownership interest, including any of their governance, voting, transfer, registration, pre-emptive, economic and other similar rights, including stockholders agreements, buy-sell agreements, investor rights agreements, co-sale agreements, registration rights agreements, voting and proxy agreements and published governance polices adopted by such Persons’ governing body pursuant to applicable Law.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any directly or indirectly government owned or controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Antitrust Entity” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any supranational, national, federal, state, local, commonwealth, province, territory, county or municipal, or judicial, legislative, executive or regulatory, authority, or any court, administrative body or other governmental or quasi-

governmental entity of any nature including any multinational organization or body, or any instrumentality or subdivision thereof, or any public, private or quasi-public self-regulatory organization, national securities exchange, investigative body, arbitral body, or trade organization or association.

“Governmental Authorizations” means all licenses, permits, certificates, franchises, consents, orders, clearances, registrations and other authorizations and approvals granted or otherwise made available by or under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, restriction or award enacted, issued, promulgated, enforced or entered by or with any Governmental Authority.

“Hazardous Materials” means any substance, material, waste, pollutant, contaminant, gas, or particulate matter which: (a) is regulated by any Governmental Authority under any Environmental Law; (b) the exposure to, or manufacture, possession, presence, use, generation, storage, transportation, treatment, release, disposal, abatement, cleanup, removal, remediation or handling of, is prohibited, controlled or regulated by any Environmental Law; (c) requires investigation or remediation under any Environmental Law; or (d) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous. Such term includes any material or substance which is: (i) defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “hazardous chemical,” “hazardous air pollutant,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic pollutant,” “byproduct,” or “source material,” or any like or similar term under any applicable Environmental Law; (ii) oil and petroleum products, natural gas, natural gas liquids, liquefied natural gas, and synthetic gas usable for fuel; (iii) asbestos or asbestos-containing material; (iv) polychlorinated biphenyls; or (v) radioactive material.

“Health Care Laws” means all applicable health care Laws and Governmental Orders, including the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), the federal False Claims Act, 31 U.S.C. §§ 3729 et seq., the federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7b(a), the Health Insurance Portability and Accountability Act of 1996, 42 U.S.C. §§ 1320d et seq., as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq., the exclusion Laws, 42 U.S.C. § 1320a-7, the FDCA and related FDA regulations, the Public Health Service Act, the Controlled Substances Act, Medicare, Title XVIII of the Social Security Act, and Medicaid, Title XIX of the Social Security Act.

“Hire Date” shall have the meaning set forth in Section 7.9(a).

“Hired Employees” shall have the meaning set forth in Section 7.9(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IND” means an Investigational New Drug Application pursuant to 21 C.F.R. Part 312.

“Indebtedness” means, with respect to each Seller and without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums or penalties, and fees and expenses related to discharge and pay-off, payable as a result of the consummation of the transactions contemplated by this Agreement) arising under any obligations of either Seller consisting of: (a) all indebtedness for borrowed money (including the current portion thereof), together with all prepayment premiums, penalties and accrued interest thereon and other costs, fees and expenses payable in connection therewith; (b) all Liabilities under any reimbursement obligation relating to a bankers’ acceptance, note purchase facility or letter of credit; (c) all Liabilities evidenced by a bond, note, debenture or other debt security (including a purchase money obligation); (d) Liabilities for the deferred purchase price of property, goods or services in respect of which either Seller is liable (including any earn-out, seller note or other deferred purchase price, or royalty or licensing arrangement, however structured, but excluding trade payables incurred in the Ordinary Course of Business); (e) all Liabilities for accrued but unpaid distributions or other monetary obligations in respect of its limited liability company interests; (f) all indebtedness under derivatives, swap or exchange agreements, together with all prepayment premiums, penalties and accrued interest thereon, and in each such case all breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect to any of the foregoing; (g) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by either Seller (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (h) all indebtedness of any Person (whether or not a Seller) secured by any Lien on any property or assets of either Seller (even if a Seller has not assumed or become liable for the payment of such indebtedness); (i) all obligations under leases that have been or must be, in accordance with GAAP, recorded as capital leases in respect of which Seller is liable as lessee; (j) all Liabilities under securitization or receivables factoring arrangements or transactions; and (k) all Liabilities of any third party of the types described above that are guaranteed, directly or indirectly, by a Seller. Notwithstanding the foregoing, “Indebtedness” shall not include any amounts taken into account in calculating Transaction Expenses, Accrued Expenses or Trade Payables.

“Indemnified Party” shall have the meaning set forth in Section 9.5(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.5(a).

“Indemnity Threshold” shall have the meaning set forth in Section 9.4(a)(i).

“Indirect Entity Members” shall have the meaning set forth in the preamble.

“Indirect Individual Members” shall have the meaning set forth in the preamble.

“Indirect Members” shall have the meaning set forth in the preamble.

“Initial Board Date” means the earlier of (i) the Parent Board meeting scheduled for February 2, 2017 (or any adjournment thereof) and (ii) March 1, 2017.

“Insurance Policies” shall have the meaning set forth in Section 3.26.

“Intellectual Property” means all rights anywhere in the world in or to: (a) Copyright Rights, (b) Patent Rights, (c) Trademark Rights, (d) Trade Secret Rights and (e) all other intellectual property rights.

“Intellectual Property Licenses” means the Contracts set forth in Schedule 1.1(e).

“Interest Payment Date” shall have the meaning set forth in Section 1.15.

“Interest Rate” means five percent (5%) per annum; provided, that upon the occurrence and during the continuance of any Deferred Payment Default, “Interest Rate” means the Default Rate.

“International Trade Law” means the sanctions and export control Laws and regulations, including the Export Administration Regulations, the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the U.S. Customs Laws, the Foreign Asset Control Regulations, U.S. sanctions Laws, and any regulations or Governmental Orders issued thereunder, including the regulations administered by the Department of the Treasury’s Office of Foreign Assets Control.

“Intracompany Payables” means all accounts, notes or loans payable recorded or required by GAAP to be recorded on the books of any Seller or any Affiliate of any Seller for goods or services purchased by or provided to the Business, or advances (cash or otherwise) or any other extensions of credit to the Business from a Seller, a Member or any Affiliate thereof, including amounts recorded on the Financial Statements as “due to affiliates”, whether current or non-current.

“Intracompany Receivables” means all accounts, notes or loans receivable recorded or required by GAAP to be recorded on the books of Sellers or any of their respective Affiliates for goods or services sold or provided by the Business to either Seller, any Member or any of their respective Affiliates or advances (cash or otherwise) or any other extensions of credit made by the Business to either Seller, any Member or any of their respective Affiliates, including amounts recorded on the Financial Statements as “due from affiliates”, whether current or non-current.

“Inventory” means (a) all raw materials, active pharmaceutical ingredients, excipients, intermediaries, reagents, supplies, packaging, labels, inventoriable supplies, work in progress and finished goods owned by Sellers, any Member or any of their respective Affiliates, (b) finished goods of the Business, whether imported, procured from contract manufacturers, or otherwise, that are located at or in transit to or from third-party distribution sites, in each case, as of the Closing Date, and (c) any and all rights of either Seller, any Member or any of their respective Affiliates to the warranties received from its suppliers with respect to such inventory and related Proceedings, credits, and rights of recovery and set-off with respect thereto.

“Inventory Acknowledgment” shall have the meaning set forth in Section 1.9.

“Inventory Count” shall have the meaning set forth in Section 1.9.

“ISRA” means the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1k-6 et seq.

“Issuance Date” shall have the meaning set forth in Section 1.8(b).

“Joint Development Definitive Agreements” shall have the meaning set forth in the recitals.

“Knowledge of Members” means the actual knowledge of any of the individuals listed on Schedule 1.1(f), together with the knowledge that such individuals would have had after reasonable inquiry within the scope of their respective employment or capacity.

“Knowledge of Parent” means the actual knowledge of any of the individuals listed on Schedule 1.1(g), together with the knowledge that such individuals would have had after reasonable inquiry within the scope of their respective employment or capacity.

“Knowledge of Purchaser” means the actual knowledge of any of the individuals listed on Schedule 1.1(g), together with the knowledge that such individuals would have had after reasonable inquiry within the scope of their respective employment or capacity.

“Knowledge of Sellers” means the actual knowledge of any of the individuals listed on Schedule 1.1(f), together with the knowledge that such individuals would have had after reasonable inquiry within the scope of their respective employment or capacity.

“Labeling” (and the correlative terms “Label” and “Labeled”) shall have the meaning ascribed to such term in Section 201(m) of the FDCA (21 U.S.C. § 321(m)) relating to the subject matter thereof, including, with respect to each Product, such Product’s label, the packaging and package inserts accompanying such Product, and any other written, printed, or graphic materials accompanying such Product, including patient instructions or patient indication guides.

“Launch Date” shall have the meaning set forth in Section 1.14(a).

“Laws” means any federal, state, foreign, provincial or local law, common law, statute, ordinance, rule (including listing and Marketplace rules), regulation, code, Governmental Order or other requirements of similar effect of any Governmental Authority.

“Leased Real Property” means Real Property in which a Seller holds an interest as a landlord, tenant, or direct or indirect subtenant.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether accrued or unaccrued, fixed, asserted or not asserted, known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured, determined, determinable or otherwise, whenever or however arising (including those arising under any Law, those arising under any Contract, instrument, permit, franchise or undertaking and those arising as a result of any action or omission).

“Licensed Intellectual Property” shall have the meaning set forth in Section 3.12(b).

“Liens” means any lien, pledge, security interest, hypothecation, option, mortgage, license, lease, easement, covenant, deed of trust, right of first refusal, conditional sale agreement, title retention agreement, transfer restriction, defect of (or restriction on) title or other claim, charge or encumbrance of any nature whatsoever, including any restriction on the use, voting, receipt of income or other exercise of any attributes of ownership, whether presently in effect or springing into effect upon an event.

“Litigation and Compliance Representations” means the representations and warranties contained in Section 3.7, as they relate to Item 2 on Section 3.7(a) of the Disclosure Schedule and Section 3.7(c) of the Disclosure Schedule and the representations and warranties contained in Section 3.8, as they relate to Item 1 on Section 3.8(a) of the Disclosure Schedule.

“Limitation Amount” means an amount equal to $25,000,000 minus the aggregate sum, if any, of all Deferred Payment Amount Reductions.

“Loss” or “Losses” means all claims, losses, Liabilities, damages, actions, causes of action, awards, Proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, costs and expenses, including reasonable attorneys’ fees and disbursements; provided, that in no event will Losses include any indirect, incidental, consequential, punitive, remote, special, multiples of earnings or exemplary damages, opportunity costs, damages for, measured by or based on lost profits, loss of revenue, diminution in value, or loss of income, or other similar measures or for any loss of business reputation or opportunity that arises out of or relates to this Agreement, except in connection with any Third-Party Claim.

“Marketing Period” means commencing from the date that is fourteen (14) Business Days after Sellers have provided Purchasers written notice that Sellers have delivered all of the information required by the definition of the term Required Information (determined as of such fourteenth (14th) Business Day), the period of at least twenty (20) consecutive Business Days, plus, upon the occurrence of the Structure Flex Date (as defined in the Redacted Fee Letters delivered on the date hereof),  an additional period of twenty-five (25) consecutive Business Days beginning immediately after the end of such twenty (20) consecutive Business Day period, after completion of the Confidential Information Memorandum (as defined in the Commitment Letter) in form and substance reasonably satisfactory to the Lead Arrangers (as defined in the Commitment Letter) to be used in connection with the syndication of the Term Loan Facility (as defined in the Commitment Letter) to syndicate the Term Loan Facility; provided that such period shall not include any date from November 21, 2016 through and including November 27, 2016, and December 19, 2016 through and including January 1, 2017; provided further that if such period has not ended on or prior to December 19, 2016, such period shall continue on and after January 2, 2017 for the greater of (a) the remaining Business Days in the Marketing Period and (b) ten (10) consecutive Business Days; provided further that if at any time after receipt of the aforesaid written notice from Sellers, Purchasers in good faith reasonably believe that Sellers have not delivered all of the information required by the definition of the term Required Information, then within two (2) Business after receipt of such written notice from Sellers, Purchasers shall deliver a written notice to Sellers to that effect (stating with specificity which information is required pursuant to the definition of the term Required Information) and the Marketing Period shall not commence until the specified information has been so delivered.

“Material Adverse Effect” means, with respect to Sellers, Members or the Business, any event, state of facts, occurrence, non-occurrence, circumstance, development or change, individually or in combination with any other event, state of facts, occurrence, non-occurrence, circumstance, development or change, that (a) has had or would reasonably be expected to have a materially adverse effect on the business, operations, prospects, assets, liabilities, results of operations or condition (financial or otherwise) of the Business or, as applicable, Members or Sellers, taken as a whole, (b) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, or (c) arises from, is in connection with or relates in any way to a Specified Event, other than, with respect to clauses (a) and (b), events, states of fact, occurrences, non-occurrences, circumstances, developments or changes to the extent resulting from any of the following: (i) any change or effect that is generally applicable in the economy of any country in which the Business has substantial operations; (ii) any change in political or economic conditions or capital or financial markets generally, including interest or exchange rates; (iii) after the date hereof, any change in GAAP or applicable Law, or the enforcement or interpretation thereof; (iv) any condition, including political condition or development, change or effect that arises out of or is attributable to the commencement, occurrence, continuation, escalation, worsening, intensification or reduction or cessation of any war (whether or not declared), sabotage, hostilities, act of terrorism, or military or police action; (v) the announcement or the pendency or anticipated consummation of the transactions contemplated by this Agreement or any Ancillary Agreement, including any such change relating to the identity of, or facts and circumstances relating to, Parent or Purchasers; (vi) any change or effect that arises out of or is attributable to an earthquake, hurricane or other natural disaster, epidemic or other outbreak of disease; (vii) any change or effect that relates to any failure by a Seller to meet internal projections or forecasts for any period (including with respect to the Business); (viii) any action taken or not taken by a Seller or Member at Parent’s or Purchasers’ written direction (with the written consent of the Financing Sources) or the failure of a Seller or Member to take any action that is specifically prohibited by the terms of this Agreement to the extent Parent (with the written consent of the Financing Sources) fails to give its consent thereto after a written request therefor pursuant to Section 7.2; provided, however, that any event, state of facts, occurrence, non-occurrence, circumstance, development or change set forth in the foregoing clauses (i), (ii), (iii), (iv) and (vi) shall be taken into account in determining whether a “Material Adverse Effect” has occurred, or would reasonably be expected to occur, if such event, state of facts, occurrence, non-occurrence, circumstance, development or change, individually or in the aggregate, has a disproportionate effect on the business, operations, prospects, assets, liabilities, results of operations or condition (financial or otherwise) of the Business or Members or Sellers, as applicable, taken as a whole, relative to other Persons engaged in the same industries in which the Business operates.

“Material Contracts” shall have the meaning set forth in Section 3.15(a).

“Material Customer” shall have the meaning set forth in Section 3.24.

“Material Supplier” shall have the meaning set forth in Section 3.24.

“Member I” shall have the meaning set forth in the preamble.

“Member II” shall have the meaning set forth in the preamble.

“Member III” shall have the meaning set forth in the preamble.

“Members” shall have the meaning set forth in the preamble.

“Members’ Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Good Standing and Qualification), Section 4.2 (Authority; Binding Effect), Section 4.5 (Litigation) and Section 4.6 (Brokers).

“Names” means any company names and assumed names of Sellers or, solely if Related to the Business, any of their Affiliates, and any related logos.

“NDA” means any new drug application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. Part 314 et seq., and any foreign equivalent application filed with any Governmental Authority.

“NDC Number” means the unique identifying number assigned to a drug product, including the labeler code, product code and package code, in connection with the drug listing requirements of Section 510(j) of the FDCA and applicable FDA rules and regulations.

“Negative Determination” shall have the meaning set forth in Section 1.14(h).

“Negotiation Period” has the meaning set forth in Section 7.19(b).

“Net Sales” means, with respect to a given period of measurement described in clauses (x) and (y) in Section 1.14(a), as determined in accordance with GAAP: (a) the net royalties or commissions earned by Parent and Purchasers (taken together) from the sale of the Earn-Out Products during such period; plus (b) the amount sold or invoiced by Parent or its Affiliates (including Purchaser) to any third party (whether an end-user, a distributor or otherwise) for an Earn-Out Product sale during such period; minus (c) customary deductions and accruals with respect to such Earn-Out Product sold during such period (without duplication), including (i) customary trade, Cash and Cash Equivalents and quantity discounts, allowances and credits, (ii) credits or allowances actually granted for damaged goods or returns, (iii) all charge-back payments, discounts and rebates mandated or otherwise granted to managed health care organizations or to federal, state and local governments, their agencies and purchasers and reimbursers or to trade customers, including wholesalers, chain, and pharmacy buying groups, (iv) commissions paid to third parties and sales agents, and (v) failure to supply payments made to, and similar charges by, a customer for failure to fully deliver field service fees and expenses, field service fees, data service fees, stocking allowances, promotion and tradeshow fees and distribution fees.

“New Supply Agreement” shall have the meaning set forth in the recitals.

“Nontransferred Assets” shall have the meaning set forth in Section 1.2.

“Notice Period” shall have the meaning set forth in Section 9.5(a).

“Objection Notice” shall have the meaning set forth in Section 1.13(b)(ii).

“Offering Documentation” shall have the meaning set forth in Section 7.10(d).

“Offset Date” means the first (1st) anniversary of the Closing Date.

“One Year Anniversary Date” shall have the meaning set forth in Section 1.14(a).

“Ordinary Course of Business” means the ordinary course of business of Sellers, consistent with their past custom and practice (including with respect to quantity and frequency).

“Outside Date” shall have the meaning set forth in Section 10.1(b).

“Owned Real Property” means Real Property that is not Leased Real Property and in which a Seller or Citgen holds an interest, including the parcel of land owned by Citgen located at 650 Randolph Road, Township of Franklin, County of Somerset, State of New Jersey, and designated as Block 517.01, Lot 2.01 on the tax maps for the Township of Franklin and all buildings, fixtures, structures and improvements thereon

“Parent” shall have the meaning set forth in the preamble.

“Parent Board” shall have the meaning set forth in Section 1.8(b).

“Parent Change of Control Event” means (a) any Person (other than Parent’s Affiliates and Sellers, Members or their Affiliates as of the date hereof) shall become the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the voting equity securities of Parent on a fully-diluted basis; or (b) any merger or consolidation to which Parent is a party in which Parent is not the continuing or surviving corporation or pursuant to which Parent’s Common Stock would be converted into cash, securities, and/or other property, other than a merger of Parent in which holders of Parent’s Common Stock immediately prior to the merger have either the same proportionate ownership of voting securities of the surviving corporation immediately after the merger as they had in the Common Stock immediately before or have a majority of the combined voting power of the surviving corporation.

“Parent Change Request” shall have the meaning set forth in Section 1.8(d).

“Parent Shares” means 5,121,951 shares of Parent’s Common Stock, subject to appropriate adjustment in the event that any stock dividend, stock split, combination or other similar recapitalization with respect to Parent’s Common Stock is effected prior to the applicable Issuance Date.

“Parent’s Fundamental Representations” means the representations and warranties set forth in Section 6.1 (Organization; Good Standing and Qualification), Section 6.2 (Authority; Binding Effect), Section 6.8 (Parent Shares) and Section 6.9 (Brokers).

“Partner Profit Split” means the amount payable to contracted partners for particular Earn-Out Products, calculated in accordance with the Contracts specified on Schedule 1.1(h).

“Party” means, as applicable, Purchasers, Parent, each Seller, each Member and Agent.

“Patent Rights” means all rights, anywhere in the world, in or to patents and patent applications, together with any extensions, supplemental protection certificates, reexaminations, reissues, renewals, divisions and continuations and foreign counterparts claiming priority to any of the foregoing.

“Payout Spreadsheet” shall have the meaning set forth in Section 7.21.

“Pending Claim” shall have the meaning set forth in Section 1.15.

“Permitted Encumbrances” means: (a) Liens for Taxes not yet due or payable or that are being contested in good faith by appropriate Proceedings and, in each case, for which appropriate reserves under GAAP have been established in the Financial Statements; and (b) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landlords’ or other like Liens and security obligations that are incurred in the Ordinary Course of Business and are not delinquent, and any statutory Liens arising by operation of Law with respect to a Liability incurred in the Ordinary Course of Business and that is not delinquent, in each case, that do not, and would not reasonably be expected to, individually or in the aggregate, materially adversely affect the value, or the continued use, of the Purchased Products and Related Assets in the same or similar manner as currently, and as of the Closing Date, being used by, or materially impairs the operations of, Sellers.

“Person” means an individual, a limited liability company, a joint venture, a corporation, a partnership, an association, a trust, a division or operating group of any of the foregoing or any other entity or organization.

“Personal Data” shall have the meaning set forth in Section 3.12(k).

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Prepaid Assets” means expenses of Sellers which are paid in advance.

“Pricing Allowances” shall have the meaning ascribed to such term in note four (4) to the Audited Financial Statements of Seller I for the fiscal year ended December 31, 2015.

“Prior Supply Agreement” shall have the meaning set forth in Section 1.5(s).

“Proceeding” means any claim, demand, suit, action, cause of action, lawsuit, arbitration, hearing, investigation, enforcement action, audit, inquiry, examination or proceeding (whether in contract, in tort, at law, or otherwise), including being named in a subpoena in any of the foregoing.

“Product Cost” means the purchase or transfer price for a particular Earn-Out Product plus, if not already included in such purchase or transfer price, in-bound freight, customs, duties, freight insurance, distribution fees and third party logistics costs, each calculated in accordance with GAAP.

“Product Registrations” means all Governmental Authorizations (including ANDAs, NDAs and INDs) and comparable regulatory filings granted to Sellers or any of their Affiliates by, or applications therefor pending with, any Governmental Authority (including applications that are in the process of being prepared by Sellers or any of their Affiliates) required to manufacture, commercialize, develop, package, Label, store, use, market, import, export, distribute and/or sell any of the Products.

“Products” means the products listed on Schedule 1.1(i).

“Promotional Materials” means, collectively, all marketing materials, marketing research data, customer and sales information, product literature, promotional materials and data, advertising and display materials (including all underlying designs, samples, charts, diagrams, photos and electronic files related to the foregoing) and all training materials, in each case, in whatever form or medium (e.g., audio, visual, digital or print), to the extent Related to the Business and that are in Sellers’ or any of their Affiliates’ physical possession or under its or their control or that are located at or in transit to or from third-party distribution sites, in each case, as of the Closing Date.

“Property Taxes” shall have the meaning set forth in Section 12.6(b).

“Pro Rata Share” means the percentage set forth opposite each Seller’s name on Schedule 1.1(j) hereto.

“Purchase Price” shall have the meaning set forth in Section 1.6.

“Purchase Price Cap” shall have the meaning set forth in Section 9.4(b)(i).

“Purchased Products and Related Assets” shall have the meaning set forth in Section 1.1.

“Purchased Intellectual Property” means all Registered Intellectual Property and any other Intellectual Property owned by any Seller and solely Related to the Business, including the Intellectual Property set forth in Section 3.12(a) of the Disclosure Schedule.

“Purchaser Benefit Plans” shall have the meaning set forth in Section 7.9(d).

“Purchaser I” shall have the meaning set forth in the preamble.

“Purchaser II” shall have the meaning set forth in the preamble.

“Purchaser Indemnified Parties” shall have the meaning set forth in Section 9.1(a).

“Purchaser Welfare Plans” shall have the meaning set forth in Section 7.9(e).

“Purchasers” shall have the meaning set forth in the preamble.

“Purchasers’ Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization; Good Standing and Qualification), the Litigation and Compliance Representations, Section 5.2 (Authority; Binding Effect) and Section 5.6 (Brokers).

“Real Estate Lease Agreement” shall have the meaning set forth in the recitals.

“Real Property” means all property considered real property under the laws of the State of New Jersey and the State of Illinois, including estates in land, leasehold interests, easements and licenses to utilize any of the foregoing.

“Real Property Lease” means a lease, sublease, or other instrument creating an interest in Leased Real Property (other than the Real Estate Lease Agreement).

“Rebates and Chargebacks Allowance” shall have the meaning ascribed to such term in the Administration Services Agreement.

“Redacted Fee Letters” means the fee letters from the Financing Sources related to the Commitment Letter in which the only redactions relate to fees, hold levels, or “market flex” provisions and other economic provisions that are customarily redacted in connection with acquisition agreements of this type; provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate net principal amount of the Financing or other funding being made available by Financing Sources, except (in the case of aggregate net principal amount) to the extent a reduction from such Financing Source would be offset by an increase in the Financing or other funding being made available by such Financing Source or another Financing Source, in each case, pursuant to the terms of the Commitment Letter.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Registered Intellectual Property” means all Intellectual Property of Sellers that is Registered, including the Registered Intellectual Property listed in Section 3.12(a)(i) of the Disclosure Schedule.

“Registration Information” means any and all original Product Registrations, together with copies of related correspondence between any of the manufacturers or marketers of the Products and the applicable Governmental Authority, current approved packaging relating to any of the Products and any other existing files and dossiers relating to any of the Products, including the underlying data or information used to support, maintain or obtain marketing authorization with respect to any of the Products.

“Regulatory Documentation” means, to the extent Related to the Business, (a) all regulatory filings and supporting documents, chemistry, manufacturing and controls data and documentation, preclinical and clinical studies and tests, (b) any ANDA, any NDA and all regulatory files and foreign equivalents related thereto, (c) all records maintained under record keeping or reporting Laws of the FDA or any other Governmental Authority, including all IND applications, IND annual and safety reports, drug master files, FDA warning letters, FDA notices of adverse finding letters, FDA audit reports (including any responses to such reports), any correspondence with the Office of Prescription Drug Promotion, periodic safety update reports, complaint files, and annual product quality reviews, (d) the complete complaint, adverse event and medical inquiry filings with respect to the Products as required by applicable Laws and Related to the Business, including the Product Registrations, and (e) all equivalent, comparable or analogous documentation with respect to any other country outside the United States.

“Related Party” means: (a) Sellers and Members; (b) any Affiliate of a Seller or a Member; (c) any director, officer, manager or employee of a Seller or a Member or of any Affiliate of a Seller or a Member; (d) any family member of any of the foregoing who is a natural person; (e) trusts for family members of any of the foregoing; or (f) any Person (other than an individual) in which all or a majority of the owners are the Persons described in clause (a) through and including (e).

“Related to the Business” means, directly or indirectly, related to, owned or used in connection with or intended to be used in connection with, the Business as conducted by Sellers at any time prior to the Closing, but excluding anything related to the Branded Products Business or the Veterinary Products Business.

“Representatives” means, with respect to any Person, the directors, officers, managers, employees, attorneys, accountants, representatives, financial advisors, lenders, agents and consultants of such Person.

“Required Information” means all financial and other pertinent information regarding the Business, Sellers and Members as is required to allow Parent and/or Purchasers to satisfy the conditions set forth in paragraph 6 clauses (b) and (d) of Exhibit C to the Commitment Letter.

“Required Third Party Consents” means the consents and approvals set forth in Section 8.2(c) of the Schedules to the Purchase Agreement.

“Reserves Provision” shall have the meaning ascribed to such term in the Administration Services Agreement.

“Restrictive Covenants Agreement” shall have the meaning set forth in the recitals.

“Retained Liabilities” shall have the meaning set forth in Section 1.5.

“Retained Products” means the products set forth in Schedule 1.1(k).

“Returns” shall have the meaning ascribed to such term in the Administration Services Agreement.

“Reviewed Financial Statements” shall have the meaning set forth in Section 3.16.

“Rising” shall have the meaning set forth in the recitals.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, reports, statements, schedules, exhibits and other documents filed by Parent with the SEC.

“Second Issuance Date” shall have the meaning set forth in Section 1.8(b).

“Second Month End Date” shall have the meaning set forth in Section 1.14(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” and “Sellers” shall have the meaning set forth in the preamble.

“Seller Employee Benefit Plans” shall have the meaning set forth in Section 3.20(a).

“Seller I” shall have the meaning set forth in the preamble.

“Seller II” shall have the meaning set forth in the preamble.

“Seller Indemnified Parties” shall have the meaning set forth in Section 9.2(a).

“Seller-Labeled Products” shall have the meaning set forth in Section 7.15(a).

“Sellers’ Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Good Standing and Qualification), Section 3.2 (Authority; Binding Effect), Section 3.3 (Capitalization), the first sentence of Section 3.13 (Purchased Products and Related Assets), and Section 3.31 (Brokers).

“Signing Agreements” means the Real Estate Lease Agreement, the Administration Services Agreement, the Joint Development Definitive Agreements, the Employment Agreement, the Restrictive Covenants Agreement, the Voting Agreement, the Stockholders’ Rights Agreement, the Transition Services Agreement and the New Supply Agreement.

“Specified Event” means any event, act omission or development, either alone or as part of a related or unrelated series, which serves as a basis (or, if Closing has not then occurred, would serve as a basis, had the occurrence thereof been after Closing, ceteris paribus) for a termination of Vimal Kavuru’s employment for “Cause” (as defined in the Employment

Agreement) by Rising under Section 7.1(e) of the Employment Agreement, as determined by the Parent Board in its reasonable discretion.

“Statutory Representations” shall have the meaning set forth in Section 9.3(a).

“Stock Consideration” shall have the meaning set forth in Section 1.8(a).

“Stockholders’ Rights Agreement” shall have the meaning set forth in the recitals.

“Subordination Agreement” shall have the meaning set forth in Section 7.29.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Supplier” shall have the meaning set forth in the recitals.

“Supplier Bankruptcy or Insolvency Event” means (a) the Supplier commences any Proceeding under any existing or future U.S. debtor relief law or any foreign equivalent thereof, seeking (i) to have an order for relief entered with respect to it, (ii) to adjudicate it as bankrupt or insolvent, (iii) reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (iv) appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, (b) the Supplier makes a general assignment for the benefit of its creditors or any foreign equivalent thereof, (c) there is commenced against the Supplier in a court of competent jurisdiction any Proceeding of a nature referred to in clause (a)(i) above which (x) results in the entry of an order for relief or any such adjudication or appointment, or (y) remains undismissed, undischarged, unstayed or unbonded for thirty (30) days, (d) there is commenced against the Supplier any Proceeding seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, stayed or bonded pending appeal within thirty (30) days from the entry thereof, (e) the Supplier is generally not, or is unable to, or admits in writing its inability to, pay its debts as they become due, or (f) the Supplier takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (c), (d) or (e) above.

“Supplier Change of Control” means any of the following: (a) any Person shall become the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of thirty percent (30%) or more of the voting equity securities of the Supplier on a fully-diluted basis (other than any beneficial owner of thirty percent (30%) or more of the voting equity securities of the Supplier on a fully-diluted basis as of the date hereof); (b) any merger, share exchange, business combination, scheme of arrangement, amalgamation, reorganization, recapitalization, investment, joint venture or consolidation or similar transaction if, immediately thereafter, any Person shall become the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of thirty percent (30%) or more of the voting equity securities of the Supplier on a fully-diluted basis; (c) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person becoming the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of thirty percent (30%) or more of the voting equity securities of the Supplier on a fully-diluted basis; (d) any liquidation, dissolution or winding-up, or the foreign equivalent thereof, of the Supplier; (e) any sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Supplier; (f) the individuals who constituted the board of directors or other similar governing body of the Supplier cease, for any reason or no reason, to constitute at least a majority of the board of directors or other similar governing body of the Supplier; or (g) the public announcement of, or the public announcement of an intention to effect, any of the foregoing by the Supplier or any other Person.

“Supplier Event” means any of the following: (a) the material breach by the Supplier of the New Supply Agreement or the Prior Supply Agreement, or the failure of the Prior Supply Agreement or the New Supply Agreement to remain in full force and effect; (b) the Supplier becomes unable, or advises any of Sellers, Members, Purchasers or Parent that it is unwilling or unable, or anticipates that it will become unwilling or unable, to supply the Products to Purchasers as required by the terms and provisions of the New Supply Agreement, the Prior Supply Agreement or pursuant to any other Assumed Contract between either Seller and the Supplier, in each case, whether as a result of the occurrence of a Force Majeure Event or for any other reason or for no reason which has, or could reasonably be expected to have, a material and adverse impact on the Business; (c) the Supplier becomes party, or otherwise subject, to any material regulatory, criminal, or product liability Proceeding, or any civil investigation, in each case, by or involving any U.S. federal, state, local or foreign Governmental Authority, in each case, that is materially adverse to the Business; (d) a Supplier Change of Control occurs; or (e) a Supplier Bankruptcy or Insolvency Event occurs.

“Target Accounts Receivable Amount” means $34,149,518.

“Target Accrued Expenses Amount” means $1,836,849.

“Target Inventory Amount” means $29,468,834.

“Target Prepaid Assets Amount” means $1,007,796.

“Target Trade Payables Amount” means $41,289,299.

“Tax” or “Taxes” means (a) all federal, state, provincial, county, municipal, local or foreign taxes, charges, fees, imposts, levies or other assessments, however denominated, including all net income, alternative minimum or add-on minimum tax, gross income, gross receipts, capital, paid-up capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, shares, license, services, withholding, payroll, employment, social security, unemployment, worker’s compensation, healthcare, disability, excise, severance, stamp, occupation, registration, net worth, property, estimated, environmental, windfall profits, customs duties, fees, or other like assessments and charges in the nature of taxes, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a), and (c) any liability in respect of any items described in clauses (a) and/or (b) payable by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise, in each case, whether or not disputed.

“Tax Escrow” shall have the meaning set forth in Section 7.7(b).

“Tax Indemnity” means the indemnification rights contained in ARTICLE IX with respect to any breach of the representations and warranties contained in Section 3.14 (Taxes) or contained in Section 3.6(b) (Absence of Material Changes) in respect of the items contemplated by Section 7.2(b)(xix).

“Tax Return” or “Tax Returns” means any return, report, declaration, election, notice, form, designation, information return, statement or other document filed or required to be filed with any Taxing Authority, in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax, including any schedule or attachment thereto, claim for refund, amended return, or declaration of estimated Tax.

“Taxing Authority” means any Governmental Authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.

“Third-Party Claim” shall have the meaning set forth in Section 9.5(a).

“Trade Payables” means trade payables billed to a Seller by its suppliers.

“Trade Secret Rights” means all rights, anywhere in the world, in or to trade secrets, inventions, discoveries, formulae, know-how, ideas, processes, designs, data, databases, customer and other contact information, and other proprietary information, in each case, whether or not patentable or copyrightable.

“Trademark Assignment Agreement” means a trademark assignment agreement in the form and substance of Exhibit H attached hereto.

“Trademark Rights” means all rights, anywhere in the world, in or to trademarks, service marks, brand names, certification marks, collective marks, (including fictitious, assumed, and d/b/a names), Internet domain names, e-mail addresses, social media handles and accounts, social media pages and other websites, logos, symbols, trade dress, trade names, and other indicia of origin, all registrations and applications for any of the foregoing, including extensions, modifications, divisions or renewals of such registrations or applications, and including the goodwill associated with or symbolized by any of the foregoing.

“Trading Market” means the NASDAQ Global Select Market, or such other national securities exchange on which the Common Stock is, at the time of determination, listed for trading.

“Transaction Expenses” means, without duplication, (a) the collective amount payable by Sellers and Members to outside legal counsel, accountants, advisors, financial advisors, investment bankers (including J.P. Morgan Securities LLC), brokers and other third parties for all fees, commissions and similar compensation items, and out-of-pocket costs and expenses incurred by either Seller in connection with the sale of the equity of Sellers or all or substantially all of the assets of Sellers and the negotiation, documentation and consummation thereof, plus (b) any change of control payment, consent fee or other similar payment, expense or fee that accrues or becomes payable to any third party by either Seller as a result of the execution and delivery of this Agreement and/or consummation of the transactions contemplated hereby, plus (c) the employer portion of any employment Taxes due in connection with the amounts described in clause (b).

“Transfer Taxes” means any sales, use, transfer, value added, conveyance, excise, documentary transfer, real estate transfer, filing, stamp, recording, registration, duty or other similar Tax (including any notarial fee) imposed in connection with, or otherwise relating to, the transactions contemplated by this Agreement and the Real Estate Lease Agreement or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transition Services Agreement” shall have the meaning set forth in the recitals.

“Treasury Regulations” mean the regulations promulgated by the U.S. Treasury Department under the Code.

“Two Year Anniversary Date” shall have the meaning set forth in Section 1.14(a).

“Updated Inventory Count” shall have the meaning set forth in Section 1.9.

“Upward Adjustment Amount” shall have the meaning set forth in Section 1.13(c)(iii).

“Veterinary Products Business” means the veterinary products business as conducted by Seller II and its Affiliates.

“Voting Agreement” shall have the meaning set forth in the recitals.

“Waiving Party” shall have the meaning set forth in Section 12.12(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Appendix B

Amended and Restated Schedule 1.13(a)(ii)

(see attached)

Schedule 1.13(a)(ii)

Form of Closing Statement

CLOSING STATEMENT

Reference is hereby made to that certain Product Purchase Agreement (as amended, the “Purchase Agreement”), dated as of November 2, 2016, by and among Rising Health, LLC (f/k/a Romeo Charlie Acquisition I, LLC), a Delaware limited liability company, Acetris Health, LLC (f/k/a Romeo Charlie Acquisition II, LLC), a Delaware limited liability company, Cedar Pharma LLC (f/k/a Citron Pharma LLC), a New Jersey limited liability company, Aster Pharma LLC (f/k/a Lucid Pharma LLC), a New Jersey limited liability company, Citgen Pharma Holding LLC, a New Jersey limited liability company, Gensource Pharma LLC, a Delaware limited liability company, Sudha Kavuru, an individual, SS Pharma LLC, a New Jersey limited liability company, Shore Pharma LLC, a New Jersey limited liability company, Pharma Reach LLC, a New Jersey limited liability company, Vimal Kavuru, Subha Sri Thogarchedu, Aceto Corporation, a New York corporation, and Vimal Kavuru as agent for Members and Sellers. Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Purchase Agreement.

This is the form of Closing Statement referenced in Section 1.13(b) of the Purchase Agreement.

1.	Closing Accounts Receivable Amount	=	$[●][1]
2.	Closing Inventory Amount	=	$[●]
3.	Closing Prepaid Assets Amount	=	$[●]
4.	Closing Trade Payables Amount	=	$[●]
5.	Closing Accrued Expenses Amount	=	$[●]

Closing Indebtedness Amount	=	$[●]
Payees:
1.	Bank of America	=	$[●]

Closing Transaction Expense Amount	=	$[●]
Payees:
1.	Reed Smith LLP	=	$[●]
2.	J.P. Morgan Securities LLC		$[●]
3.	[●]

Supporting detail with respect to the calculations above is attached hereto as Exhibit A.

1 The Closing Accounts Receivable Amount is net of certain allowances, including reserves associated with Chargebacks and Commercial Rebates and Returns (as such terms are defined in the Administration Services Agreement). The reserves associated with Chargebacks and Commercial Rebates total $[●]. This amount is the Rebates and Chargebacks Allowance described in the Administration Services Agreement. The reserves associated with Returns total $[●]. This amount is the Reserves Provision described in the Administration Services Agreement.

Closing Sum

The Closing Sum is calculated as follows:

Closing Accounts Receivable:	$[●]
plus
Closing Inventory Amount:	$[●]
plus
Closing Prepaid Asset Amount:	$[●]
minus
Closing Trade Payables Amount:	$[●]
minus
Closing Accrued Expenses Amount:	$[●]

Equals	= $[●]

Exhibit A

Supporting Documentation

[to be attached]